Exhibit 99(A)(4)

GENERAL QUESTIONS ABOUT THE PROGRAM

      The following document answers some of the questions that you may have about the upcoming stock option exchange offer.

Q. Why are we making the offer to exchange?

      The Board of Directors approved the offer to exchange because the current market price of our stock has fallen below the exercise price for many employees who have outstanding Covansys stock options. Since we believe these options are unlikely to be exercised in the foreseeable future, we have decided to offer our employees an opportunity that we believe will deliver more value. This program is completely voluntary and will give employees a choice on whether to keep their current stock options at their current exercise price, or to cancel those options in exchange for new options with, what we believe, have a potential for a greater return.

Q. Who is eligible?

      Any active employee of Covansys with a current stock option granted under the U.S. Covansys Corporation 1996 Stock Option Plan is eligible to participate in this offer. Non-employee members of Covansys’ Board of Directors are not eligible to participate.

Q.	Why are you telling me about this now? When will I receive more information?

      Before we can offer you this exchange Covansys must obtain approval from the Securities and Exchange Commission (SEC). We believe that will take approximately thirty (30) days. Covansys will be filing for that approval at the end of October. That filing is a public document. We wanted to make sure that you knew about it. In about thirty days, after we have received approval, we will be sending all eligible employees individualized documents with information about the exchange, their current outstanding stock options and a form to make their elections.

Q. How does the exchange work?

      Individualized materials pertaining to the offer to exchange will be sent to eligible employees on or about December 2, 2002 once we have received SEC approval. It will require those employees to make a voluntary election, which if made will be irrevocable effective 5:00 p.m. Eastern Time USA on December 13, 2002. Outstanding stock options that are exchanged with new option grants will be issued on the replacement grant date which we expect to be on or about July 1, 2003, but in no circumstances earlier than six months and a day from the date of cancellation, and will be priced at Covansys’ closing market price on the replacement grant date.

Q. Can I choose which grants (block of options) I want to cancel, if I have multiple grants?

      You may choose to cancel one or more grants. However, you must cancel all of the outstanding options within a grant. Partial cancellations within a grant are not allowed regardless of whether all or part of options are vested or unvested.

Q. How will the company determine the number of options that will be replaced?

      Mercer Human Resource Consulting has been retained by Covansys to calculate the Black-Scholes value and replacement ratio of every individual outstanding stock option grant. Black-Scholes is a valuation methodology commonly used by organizations to determine a present value for a future right to purchase a share of stock based on a number of factors including current trading price, volatility and the remaining term of the option. The total number of new options an employee will be offered will be determined by dividing their current outstanding options by the replacement ratio calculated for that cancelled stock option grant. An additional premium of 15% is being added for participants excluding the co-chairman, CEO or direct reports to the CEO. The premium is calculated by multiplying 15% by the number of new options determined from applying the Black-Scholes replacement ratio. You will receive more information pertaining to your specific replacement ratios when you receive your individualized materials.

Q. What do I need to do to participate in the offer to exchange?

      You will receive a letter of transmittal with your individualized materials on or about December 2, 2002 that you must complete and sign. Covansys Stock Option Administration must receive your election in their possession no later than 5:00 p.m. Eastern Time USA on December 13, 2002. You may return your form either by fax (248) 488-0516 or by mail to Kim Chartrand, Covansys, 32605 West 12 Mile Rd., Ste 120, Farmington Hills, MI 48334, USA using the enclosed self-addressed stamped envelope.

Q. Is this a repricing of stock options?

      This is not a stock option repricing in the traditional sense. Under a traditional stock option repricing, an employee’s current options would be immediately repriced and Covansys would have a variable accounting charge. The accounting rules for such repricings under generally accepted accounting principles would potentially create significant volatility in the net income reported by Covansys as the expense related to the repriced options would fluctuate with future changes in the price of Covansys shares. If we were to simply reprice options we would be required to take a charge against earnings on any future appreciation of the repriced options. This could, ultimately, negatively impact the value of the Covansys stock you might own.

Q. Why doesn’t Covansys just re-issue new option grants?

      Because of the large number of underwater options currently outstanding at Covansys, a total grant of new options would have severe negative impact on our dilution, outstanding shares and earnings per share. Additionally, Covansys has a limited pool of options that it is allowed to grant without stockholder approval.

Q. Is there any tax consequence to my participation in this exchange?

      We know of no adverse federal income tax consequence that will impact any employee in the United States with respect to the specific transaction involving the options exchanged and re-granted under this program. If, as a result of the exchange, an employee is granted non-qualifying stock options in exchange for some or all of the employee’s incentive stock options, the non-qualifying stock options granted to the employee will be subject to different tax treatment than if such employee continued to hold incentive stock options. If an employee exchanges his/her current options for new options, the employee will not be required under current law to recognize income for federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange for federal income tax purposes. Further, at the date of grant of the new options, an employee will not be required under current U.S. law to recognize income for federal income tax purposes. The grant of options is not recognized as taxable income. Special considerations apply to employees not residing in the United States. In addition, the response to this question does not include a discussion of state, local, and foreign income taxes and any other taxes to which an employee might be subject as a result of the options exchanged and re-granted under this program. We recommend that employees consult with their own tax advisor to determine the tax consequences of electing to exchange options pursuant to the offer.

Q. How do I know if participating in this program is the right thing to do?

      Participation is completely voluntary. The program does carry some risk, and there are no guarantees of our future stock performance. So, the decision to participate must be each individual employee’s personal decision, and it will depend largely on each employee’s assumptions about the future overall economic environment, the performance of the overall market and companies in our sector, and our own business and stock price.

Q. When will I receive my replacement options?

      We will grant the new options on the replacement grant date. If we cancel options elected for exchange on December 13, 2002, the replacement grant date of the new options will be in at least six months and a day thereafter, on or about July 1, 2003. The replacement options will vest over three years. Prior vesting on the cancelled stock options will not transfer over to the new options.

Q. Why won’t I receive my new options immediately after the expiration date of the offer?

      If we were to grant the new options on any date that is earlier than six months and one day after cancellation, it would be considered a repricing and we would be required to take a charge against earning on any future appreciation of the repriced options. This could, ultimately, negatively impact the value of the Covansys stock you might own.

Q. What do I do if I have further questions?

      We will have very little information to share with you until we receive SEC approval which we anticipate receiving at the end of November. Once we receive SEC approval individualized information will be mailed to the homes of all eligible employees. Please carefully review this detailed information and consider speaking with your personal tax or financial advisor. A special Stock Option Email address has been established to answer your questions. That email address is stockoptions@covansys.com.

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